United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: The Walt Disney Company

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of The Walt Disney Company

RE: The case to vote FOR Item 6 (“Report on Risks Related to Selection of Ad Buyers and Sellers” on Page 88 of the proxy statement) on the 2025 Proxy Ballot.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Item 6 (page 88 of the proxy statement), following the instructions provided on management’s proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote “FOR” Item 6 (“Report on Risks Related to Selection of Ad Buyers and Sellers” on Page 88 of the proxy statement), sponsored by Dana Tuggle (represented by Bowyer Research), on the 2025 Proxy Ballot for The Walt Disney Company (“Disney” or “Company”).

INVESTORS: Be aware of at least two attempts by Disney to mislead investors surrounding the listing of Item 6 and how it is published in the Company’s 2025 proxy statement:

1.Unlike the first three management proposals listed in the proxy and endorsed by the Company, which Disney helpfully enumerates, shareholders’ proposals have no numbers at all in the proxy statement, which makes reference of these items for proxy readers and voting shareholders opaque.

2.Disney management changed the name of proxy voting Item 6 as it is listed in the proxy statement and on the proxy voting card – it is identified by the Company as “Report on Risks Related to Selection of Ad Buyers and Sellers,” but the title submitted by Dana Tuggle was “Respect Civil Liberties in Advertising Services.” The more neutral-sounding, Company-written title misrepresents the nature of the Proposal and misleads voting shareholders.

Again, the full text of the Proposal – Item 6 – is found on Page 88 of the Disney proxy statement. Considering what we believe to be a clearly deceptive intent on the part of the Company, its management, and its Board of Directors, we suggest voting shareholders disregard the Board Recommendation on Page 89 and take these facts into consideration for their director nominee votes.

Introduction

The Walt Disney Company has long been a global leader in entertainment, setting industry benchmarks with its creativity, storytelling, and business acumen. However, in recent years the company has faced mounting criticism for its financial underperformance, politicized decision-making, and internal practices that may pose significant risks to its brand reputation and shareholder value.[1]

An important, positive step forward for the brand would be the adoption of Item 6, a shareholder proposal urging Disney to evaluate and publish a report on its decision-making regarding advertising. Specifically, the report would address concerns related to potential discrimination against platforms, podcasts, news outlets, social media, and other online information disseminators, based on their political or religious views. By issuing such a report, Disney can adopt a forward-thinking approach to restore shareholder confidence, mitigate reputational risks, and promote transparency and accountability.

This document outlines the rationale for this proposal by examining Disney’s recent financial woes, its political bias, controversies tied to its role in support of the Global Alliance for

1 Jim Osman, “Disney Stock Faces Major Challenges: Is Iger the Right Choice?,” May 30, 2024, See https://www.forbes.com/sites/jimosman/2024/05/30/disney-stock-faces-major-challenges-is-iger-the-right-choice

Responsible Media (GARM), and the potential benefits of issuing a comprehensive review of its advertising practices.

Disney has underperformed

Disney’s recent financial doldrums reflect systemic challenges that warrant immediate attention. Compared to market benchmarks, the Company has experienced significant underperformance, raising serious concerns about its management and strategic decisions.

Key performance indicators reinforce this troubling trend. Not long ago, in 2021, the Company share price traded at its eight-year peak, $197.16. During 2022 Disney’s share price fell by 44%, its worst fiscal year since 1974.2 It bottomed out at just over $79 in October 2023 but experienced a mild recovery in 2024, arriving at around $111 by the end of the year, where it remained as of February 21, 2025.

Underperformance at this scale signals the need for greater scrutiny in all facets of Disney’s operations. Identifying core vulnerabilities, including in its advertising partnerships and practices, is essential to reverse this trajectory.

Disney has gotten too political

A growing body of evidence shows Disney’s involvement in divisive political issues has alienated significant segments of its audience and undermined faith in the brand. Historically a family-friendly company that avoided contentious issues, Disney in recent years has chosen to engage in political controversies, taking overt stances aligned with progressive social and political ideologies.3

This shift has had profound implications on public perception, customer loyalty, and shareholder confidence. Critics argue that Disney’s creative direction now prioritizes political messaging over storytelling excellence, as reflected in poorly received films like 2022’s Lightyear and Strange World.4 The backlash to politically motivated content demonstrates how moving away from entertainment-focused narratives damages Disney’s appeal and marketability.

By issuing a report on risk related to bias in its advertising decisions, Disney can demonstrate its willingness to address perceived ideological bias—an important step in depoliticizing operations and restoring trust.

2 Caitlin Huston, “Disney Stock Fell 44 Percent in 2022 Amid Tumultuous Year,” The Hollywood Reporter, December 30, 2022. See https://www.hollywoodreporter.com/business/business-news/disney-stock-2022-1235289239/

3 Jim Osman, “Disney has lost over 30% of its audience due to embrace of divisive identity politics according to survey, audiences have had enough of the mouse house!,” January 10, 2025. See https://thatparkplace.com/disney-politics-survey

4 “Disney keeps making political movies and they keep flopping,” Outkick, November 30, 2022. See https://www.outkick.com/analysis/disney-keeps-making-political-movies-and-they-keep-flopping

GARM issues

Disney’s association with the World Federation of Advertisers (WFA) and its now-defunct GARM exacerbates existing reputational and legal risks tied to anti-competitive conduct, tied to the Company’s and multiple other corporations’ collusive actions under the WFA/GARM umbrella. GARM’s stated mission was to address issues like “misinformation” and “hate speech.”5 However, critics argue it operated as an “advertising cartel,” prioritizing ideological enforcement over legitimate objectives.6

Findings from investigations, including a 38-page report by the U.S. House Judiciary Committee, revealed evidence of GARM members – including Disney – engaging in coordinated efforts to demonetize certain platforms under the guise of promoting “responsible” media.[7] Damning examples highlighted in the report include:

• Boycotts of platforms like Twitter (now X) after Elon Musk pledged to facilitate free speech.

•Pressure on Spotify to censor Joe Rogan’s COVID-19 discussions or face advertising revenue withdrawal.

•Alleged blacklisting of conservative outlets like Fox News and The Daily Wire.

These practices sparked litigation, regulatory scrutiny, and widespread criticism. Lawsuits accused WFA, its members, and its affiliates, including GARM, of monopolistic behavior that stifled competition and violated antitrust laws.8 While GARM disbanded after becoming the target of litigation by X and Mr. Musk,9 Disney remains a prominent WFA member, which leaves the company vulnerable to further reputational harm and investigative and legal action. Remember WFA birthed GARM, was thoroughly responsible for its anti-competitive collusion,

5 Alyona Uvarova. “GARM sets guidelines on misinformation and monetising sensitive topics,” Campaign, June 22, 2022, See https://www.campaignasia.com/article/garm-sets-guidelines-on-misinformation-and-monetising-sensitive-topics/478788

6 US House Judiciary Committee. “Ben Shapiro opening statement – 7.10.24 House Judiciary Committee Hearing on GARM,” See https://www.congress.gov/118/meeting/house/117518/witnesses/HHRG-118-JU00-Wstate-ShapiroB-20240710-U9.pdf

7 Brent Scher. “Garm exposed: House Judiciary report says ad coalition likely broke law to silence conservatives,” The Daily Wire, July 10, 2024, See https://judiciary.house.gov/media/in-the-news/garm-exposed-house-judiciary-report-says-ad-coalition-likely-broke-law-silence

8 Grace Gollasch, “WFA makes ‘difficult decision’ to discontinue GARM following X lawsuit,” August 9, 2024, See https://www.marketingweek.com/wfa-suspend-garm-x-lawsuit

9 Garett Sloane and Jack Neff, “How Elon Musk took down brand safety group GARM—What’s next for advertisers looking for controls,” Ad Age, August 9, 2024, See https://adage.com/article/digital-marketing-ad-tech-news/garm-shuts-down-after-musk-sues-whats-next-brand-safety-controls/2574611 and nothing has been done to hold its leadership accountable. Just because the problem child was shut down doesn’t mean the problem parent isn’t still a problem.

Disney’s role in these coordinated activities underscores the need for transparency through a report that evaluates its advertising oversight mechanisms. Such a report would address potential litigation risks, assure investors of compliance with antitrust laws, and extricate Disney from controversies about ideological bias in its advertising partnerships.

Why Disney should issue a report on its advertising practices

The proposal to evaluate and publish a report on Disney’s advertising practices is both timely and necessary. Here’s why:

1. Restore shareholder confidence

Disney’s recent failures—whether financial underperformance, political alienation, or GARM-related controversies—have eroded shareholder trust. A transparent evaluation of its advertising practices would signal the company’s recognition of past shortcomings and commitment to rebuilding credibility.

2. Mitigate reputational risks

Negative public perception has both immediate and long-term consequences for Disney’s customer base, partnerships, and brand equity. By proactively investigating and addressing concerns of discrimination against advertisers, Disney can prevent future reputational damage and demonstrate accountability to diverse stakeholders.

3. Align with fiduciary responsibilities

Disney’s leadership has a fiduciary duty to act in shareholders’ best interests. A comprehensive report would allow the Company to identify practices that may pose potentially costly legal risks, establishing safeguards to ensure compliance while minimizing exposure to regulatory penalties.

4. Encourage thought leadership in corporate governance

As a global entertainment leader, Disney has a unique opportunity to set industry standards for responsible advertising governance. Conducting this analysis would reflect Disney’s willingness to champion principles of fairness, transparency, and inclusivity, reinforcing its position as an industry trailblazer.

5. Support long-term profitability

Issuing such a report is not just a moral obligation—it’s a sound business decision. Advertising is a crucial revenue line item for Disney, and fostering trust within the advertising ecosystem will enhance the company’s ability to attract and retain high-value partnerships.

Litigation risk is an increasing concern

Disney has shown itself to be vulnerable to litigation attributable to its alleged discrimination and bias, an increasing concern also across Corporate America. FTI Consulting has advised its clients that there is a “heightened focus” on “litigation risk,” which “has transitioned from being merely an operational concern to becoming a strategic priority for the highest levels of corporate governance.”10 The broader trend of companies turning away from the appearance of sustaining diversity, equity and inclusion policies illustrates those concerns.

As for Disney’s vulnerabilities, as was widely reported in late 2024, Mr. Iger authorized subsidiary ABC News to reach a $15-million legal settlement (plus $1 million in lawyer fees) with Donald Trump for lies told by anchor George Stephanopoulos about the former and current president being found “liable for rape” in the E. Jean Carroll civil lawsuit.[11]

Disney is also being sued for religious discrimination by a former employee, who claims she was “terminated due to comments on an internal social media platform.”12 And the widely reported wrongful dismissal and discrimination lawsuit against the Company by former Mandalorian actress Gina Carano has a trial date of September 29, 2025, after Disney’s failed efforts to get the case dismissed.13

Conclusion

Disney’s history of innovation and cultural impact makes its current challenges even more troubling. From declining financial metrics to reputational missteps stemming from political controversies and advertising industry practices, the Company finds itself at a crossroads. The shareholders’ proposal, Item 6, to evaluate and issue a report on how Disney oversees risks related to discrimination against ad buyers and sellers, based on their political or religious status or views, represents a pragmatic solution to these problems.

By taking this transparent and proactive step, Disney can rebuild trust with shareholders, customers, and business partners. More importantly, it can reaffirm its commitment to values that transcend politics, and prioritize storytelling, creativity, and inclusivity. We urge the Board of

10 See https://www.fticonsulting.com/insights/articles/de-risking-litigation-exposure-conflict-management-integral-business-administration.

11 Michael R. Sisak. “ABC agrees to give $15 million to Donald Trump’s presidential library to settle defamation lawsuit,” Associated Press, Dec. 14, 2024. See https://apnews.com/article/abc-trump-lawsuit-defamation-stephanopoulos-04aea8663310af39ae2a85f4c1a56d68.

12 Kambrea Pratt. “New Lawsuit Accuses Disney of Religious Discrimination,” Pirates & Princesses, Jan. 30, 2025. See https://www.piratesandprincesses.net/new-lawsuit-accuses-disney-of-religious-descrimination/.

13 Dean Fenton. “Former ‘Mandalorian’ Actress Gina Carano Provides Update on Her Lawsuit Against Disney,” WDW News Today, Feb. 5, 2025. See https://wdwnt.com/2025/02/gina-carano-provides-update-on-her-lawsuit-against-disney/.

Directors to adopt this necessary measure—not only to safeguard Disney’s legacy but to chart a sustainable path forward in an increasingly complex entertainment business environment.

For these and many other reasons, we urge our fellow shareholders to vote “FOR” Item 6 (“Report on Risks Related to Selection of Ad Buyers and Sellers”) on the Proxy for the March 20, 2025 annual shareholder meeting for The Walt Disney Company.

PHOTO CREDITS:

Page 2: Mickey Mouse/nagi usano, Creative Commons

Page 4: Elon Musk/Thomas Hawk, Creative Commons

Page 6: George Stephanopoulos and Donald Trump/Walt Disney Television, Creative Commons

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS.

THE INFORMATION CONTAINED HEREIN HAS BEEN PREPARED FROM SOURCES BELIEVED RELIABLE BUT IS NOT GUARANTEED BY US AS TO ITS TIMELINESS OR ACCURACY, AND IS NOT A COMPLETE SUMMARY OR STATEMENT OF ALL AVAILABLE DATA. THIS PIECE IS FOR INFORMATIONAL PURPOSES AND SHOULD NOT BE CONSTRUED AS A RESEARCH REPORT.

PROXY CARDS WILL NOT BE ACCEPTED BY US. PLEASE DO NOT SEND YOUR PROXY TO US. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

For questions regarding NLPC’s support for Item 6 – the Shareholder Proposal requesting a Report on Risks Related to Selection of Ad Buyers and Sellers, submitted by Dana Tuggle represented by Bowyer Research – please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.